Filed by Zimmer Holdings, Inc.

(Commission File No. 001-16407)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: LVB Acquisition, Inc.

Commission File No. for Registration Statement

on Form S-4 filed by Zimmer Holdings, Inc.: 333-198380

Message from the Integration Management Office

Zimmer and Biomet Team Members:

The March 3 summit marked the fifth and final integration planning summit, and was appropriately named “Day One Readiness Summit.” The summit took place in Ft. Wayne, Indiana.

With all of the work that has been invested in the integration process, we are confident that our combined company will be successful on Day One and in the years ahead. We wanted to share some of the items discussed at the summit and a high-level picture of what to expect on Day One and immediately following. Additional items are also addressed in the “Frequently Asked Questions” section at the end of this newsletter.

—	HR: Compensation, benefits, tenure and vacation all remain unchanged through 2015, unless you have received a specific, individualized communication of changes to your current arrangement.

—	New Brand: Many new materials will be unveiled on Day One, including our new logo. Newly branded landing pages will be available for the Internet and Intranet.

—	Communications: The merger and integration of the two companies will be widely communicated internally and externally. There will be celebrations across the Company for every region. Our external stakeholders will also receive communications about the closing.

—	IT: There have been quite a few questions regarding IT. The team has done a remarkable job addressing the following:

¡	E-mail: New email addresses and a consolidated address book will be created for all Team Members on Day One. Your old email address will continue to work for a transition period.

¡	IM: All Team Members will use MS Lync on Day One.

¡	Calendars: All Team Members will be able to access calendars and have the ability to schedule meetings on Day One.

¡	Phones: Mobile and land line phones will function just as they do today.

¡	Support: There will be a single, integrated Help Portal on Day One. Existing help desks will remain in place for a transition period.

—	Facilities: Office integration will take place over several years. Similarly, policies relating to office layout, workstations, security, parking and other issues will be addressed over time.

—	Compliance: Interim guidance and training will be provided to cover activities involving interactions with healthcare professionals (HCP) and public officials, such as business meals, travel, gifts, entertainment and HCP arrangements. This guidance will be in effect on Day One. Issues not addressed by the interim guidance are governed by legacy Zimmer and Biomet policies that will remain in place. Of course, you are encouraged to approach the regional Compliance Officers and their teams with any questions or concerns.

Pulse Check #4 Survey Results: The most recent Pulse Check survey results were once again positive. Compared to Pulse Check #3, the results showed a slight increase in level of excitement about what the new company will be and a slight decrease in perception of the level of information sharing.

The number of Team Members who participated in Pulse Check Survey #4 decreased slightly from the prior survey; however, we are pleased that a large percentage of you continue to participate, and we sincerely value your candid feedback. The time you have taken to fill out the survey and the answers you have provided have been, and continue to be, very useful to our integration planning process. We hope that you will participate in the upcoming survey.

Sincerely,

Derek Davis IMO Integration Lead (Zimmer) VP Finance, Corporate Controller and Chief Accounting Officer	Peggy Taylor IMO Integration Lead (Biomet) SVP, Human Resources

Message from Bill Fisher, SVP, Global Human Resources

Making Sure We Get It Right

As we prepare for the integration of our two great organizations, the HR Integration Team has been reviewing both companies’ rewards programs and policies to determine how best to integrate and harmonize the two current approaches. We – like you – are anxious to complete this work and share important decisions that affect all of us. However, because this is such an important and complicated process, it’s critical that we take our time and get it right.

What We Are Doing Now – In the U.S. and Globally

In the U.S., we are in the process of developing a comprehensive, market-based Zimmer Biomet total rewards program, which includes your compensation and benefits. Our goal is to provide rewards that are consistent, competitive, equitable and sustainable for the new organization. This process takes time and involves a number of steps, including:

—	Summarizing all the details of pay and benefit information for both companies

—	Analyzing and comparing the two companies’ programs

—	Benchmarking against our competitors and the market

—	Analyzing the cost impact of proposed changes

—	Producing final recommendations

—	Obtaining formal approval for those recommendations

Outside the U.S., we plan for all Zimmer Biomet Team Members to eventually be on their home country’s legacy Zimmer benefits program. Please keep in mind that our approach is subject to country-specific legal review and approval. For that reason, the exact nature of program changes and the timing of implementation are not entirely within our control, but we will communicate our progress as we work through the process.

We also continue to evaluate our many work policies and practices across the globe to ensure that they meet the needs of our Team Members and the new organization going forward.

What to Expect on Day One

In general, Day One will feel like a typical business day for most of you. Your current roles and responsibilities will go largely unchanged. There may be minor adjustments to pay for certain roles based on specific circumstances, but for the most part there are no immediate planned changes to current pay levels, benefits, work policies and practices, including holiday and vacation schedules. We anticipate most changes will not take place until January 1, 2016.

More Information to Come

As our work continues, we will periodically update you on our progress, with the ultimate goal of aligning programs on January 1, 2016 in the U.S. and other countries where the legal process allows. Naturally, there will be changes as we consolidate programs and policies under one company. As these changes are finalized, we will communicate them as promptly as possible.

In the meantime, we’ve provided answers below to some of your most frequently asked questions at the end of this newsletter.

Spotlight On: Medical Education

We recently sat down with the Medical Education team to learn about their integration approach and the benefits they see for the combined Medical Education team post-close. Medical Education is responsible for training healthcare professionals through real-time online training programs and small in-person meetings.

Despite a history of competition in the marketplace, the mutual respect shared by the Zimmer and Biomet Medical Education teams allowed them to take a fresh perspective and employ a “Best of Both” approach that has been driving the integration planning for many of the other teams. What the Medical Education teams came to find was that they have been aligned from the very beginning of the integration.

Both Zimmer and Biomet view education as a top priority. The companies have created educational courses with slightly different focuses and have used different tools to accomplish their goals. The ultimate goal is to be recognized as the industry leader in providing best-in-class medical education and training. We want to ensure that surgeons feel confident and comfortable with the procedures, which will lead to the best possible patient outcomes. The combined Medical Education team plans to grow Zimmer Biomet’s educational presence, enhance surgeons’ resident and fellow education network, and expand into new modalities of training, just to name a few of their short-term objectives.

Medical Education wants Team Members to keep a few points in mind:

•	For the U.S., Canada, Latin America and APAC regions, Zimmer’s and Biomet’s respective Medical Education courses will remain in place on their current schedule until June 1, regardless of the date of the merger closing. Starting June 1, the combined Zimmer Biomet Medical Education team may combine course structures.

•	For the EMEA region, Zimmer’s and Biomet’s Medical Education courses will remain in place on their current schedule until December 31, 2015, regardless of the date of the merger closing.

—	All Medical Education resources and research will remain available and easily accessible online. Ultimately, the resources will be merged seamlessly into a single online location.

Following the closing of the transaction, the combined organization will be able to utilize the full set of offerings – from e-learning courses developed with faculty surgeons to cadaver lab practice.

Introducing the Future Operating Committee: Focusing on Functional Areas Leadership

In the previous issue of Coming Together, you met the regional executive leadership. In this issue, we are introducing three members of our functional areas leadership.

Robin T. Barney

Senior Vice President, Global Operations and Logistics: She will have direct responsibility for sourcing, distribution, real estate and global manufacturing.

Robin has been Senior Vice President of Worldwide Operations at Biomet since September 2008. Prior to joining Biomet in 2007, she served as Vice President, Worldwide Operations at DePuy, a Johnson & Johnson company. She started her career at Procter & Gamble in personal products, soap and detergent, working in both Research and Development and Operations. Robin holds a Bachelor of Science in Chemical Engineering from the University of Delaware and an MBA from the University of Massachusetts.

Audrey Beckman

Senior Vice President, Strategic Quality Initiatives: She will have direct responsibility for leading strategic initiatives related to Quality Excellence.

Audrey has been Senior Vice President, Strategic Quality Initiatives at Zimmer since January 2014. She joined Zimmer in 1987 as a Project Engineer in Knee Product Development, developing products for the MG II® Total Knee System and the NexGen® Complete Knee Solution, prior to leading Zimmer’s global Product Development function from 2002 to 2007. She has since held positions of increasing responsibility, including serving as Senior Vice President, Global Zimmer Institute, Accelero and Market Access. Audrey has more than 25 years of medical device experience in a variety of disciplines, including strategic marketing and general management. She holds a Bachelor of Science degree in Mechanical Engineering from the University of Notre Dame and an MBA from Ball State University.

Bill Fisher

Senior Vice President, Global Human Resources: He will have direct responsibility for global compensation and benefits, organizational training and development, and directly lead HR professionals who will serve as partners to support Team Member needs.

Bill has been Senior Vice President, Global Human Resources at Zimmer since July 2009. He has extensive global leadership experience in human resources, including 15 years in increasingly responsible roles within General Electric. Prior to joining Zimmer, Bill served as Vice President of Human Resources for ArvinMeritor in Detroit, Michigan, where he was responsible for all human resources for that company’s global Light Vehicle Systems business. At General Electric, he served as Senior Corporate Human Resources Executive for the Legal, EHS and Strategy functions at the company’s Connecticut headquarters; Senior Human Resources Leader for GE Healthcare’s Global Supply Chain in Wisconsin; and Senior Director of Human Resources for GE Plastics, located in Indiana. Bill holds a Bachelor of Science degree from Cornell University, a Master of Science degree in Organization Development from Eastern Michigan University and an MBA in Human Resources from Indiana University.

Message from IT: Tips for Keeping Your Information Safe

While we plan for the integration, Zimmer’s and Biomet’s IT departments want to remind all Team Members that the Zimmer Biomet merger presents an opportunity for people to try to obtain company-confidential information from our Team Members. With the media attention on the merger, it is possible for criminals to craft legitimate looking emails using our company logos or leave legitimate sounding voicemails using executives’ names.

While we are not aware of this happening to date, it is important that we are all mindful and take appropriate measures to protect our respective companies. Please take a moment to read the tips below:

It is a good business practice for Team Members working on integration planning to provide an introduction by email or telephone prior to asking someone on their integration team to help gather information.

If you receive a suspicious email, regardless of how similar it may look to standard Zimmer or Biomet communications, please remain cautious about who may have sent it because emails can be easy to fabricate. These types of emails may ask you to take a variety of actions, including saying that if a particular action isn’t taken, your access will be revoked, a significant loss will occur or any other similar type of event will result.

If you believe you have received a fraudulent email, please take the time to validate who is emailing you by contacting the sender or asking if someone else on your team knows who they are. If you are unable to validate the source of an email, please forward the email to gishelp@biomet.com or zbs-security@zimmer.com with the original email attached to preserve its header information.

If you receive a suspicious phone call from someone unfamiliar to you, ask them for their phone number so that you can call them directly. You can also ask for names of other Zimmer or Biomet Team Members they have been working with and contact those Team Members to validate if a particular request is legitimate. If you are still unsure of the identity of the person, open a ticket with gishelp@biomet.com or zbs-security@zimmer.com and provide as much detail as you were able to collect from the person calling, such as their name, telephone number, company name, email address and the details of the request.

Importantly, whether a request comes in the form of an email or a phone call, never disclose your user ID, password or any other personal information.

Frequently Asked Questions

As a current Zimmer or Biomet Team Member, will I receive my prior service earned when I worked for the other legacy company?

Your service under the combined organization will be based on your most recent date of hire as shown in the HR recordkeeping system at your current company. Any service earned from prior employment will not be counted. For example, if you previously worked for Zimmer for 10 years, but have been at Biomet for the past five, you will enter the new organization with five years of service.

When do you expect to align pay and job titles (e.g. Engineer, Sr. Eng. I, Sr. Eng. II, etc.) under the new organization?

All aspects of pay and job titles are currently under review and consideration. We anticipate that most current pay levels and job titles will continue throughout calendar year 2015 unchanged. However, some adjustments to pay levels for certain positions may be made on Day One or thereafter based on particular circumstances. Our goal is to have one consistent global compensation program in place on January 1, 2016.

Will there be a new performance review and merit process?

Not initially. Each legacy company will follow its pre-Day One processes and timing for performance evaluations and merit adjustments for calendar year 2015. Later this year, we will introduce new performance criteria for the combined organization.

What will be the bonus plan going forward after close and for the rest of calendar year 2015?

Legacy Zimmer Team Members will remain on their current bonus program. There may be some metric group re-assignments as the new organizational structure takes shape on or shortly after Day One.

Legacy Biomet Team Members will transition onto the Zimmer bonus structure on Day One. The performance period for calendar year 2015 will run from Day One through December 31, 2015. Communication of metric groups will take place 30 to 60 days after close.

Will my benefits change on Day One?

The benefit programs currently in place at each legacy company, including health benefits, life insurance, disability programs and retirement plans, will remain the same through the end of calendar year 2015.

—	In the U.S., we plan to harmonize the benefit programs effective January 1, 2016.

—	Outside of the U.S., we plan to move all Zimmer Biomet Team Members onto each individual country’s legacy Zimmer benefits program and we will communicate the timing of that transition later this year. Keep in mind that this process is subject to country-specific legal review and approval, so the nature of changes and timing of this transition is subject to change.

When is the combination expected to close? Is there an update on timing?

As you know, our combination is subject to the review and approval of certain regulatory bodies in the U.S., Europe and Japan. The process is proceeding according to plan, but obtaining the necessary regulatory approvals takes time. This is all part of the normal process for completing a transaction of this nature.

As we move toward the beginning of our new company, our integration teams are continuing to work hard to ensure the transition is seamless starting on Day One.

I’m a U.S. Team Member. Will the number of vacation days and holidays I receive change under the new organization?

Current vacation and holiday schedules for Zimmer and Biomet will continue as is through calendar year 2015, so you may plan your time off as needed. The schedules will then harmonize for the new company on January 1, 2016.

Stay in the Know

We’ll continue sharing updates to keep you informed.

In the meantime, if you have questions for the IMO or integration planning teams, we’ll do our best to answer them.

Please submit your questions to one of the following:

Zimmer Team Members comingtogether@zimmer.com Biomet Team Members teammemberquestions@biomet.com

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc. (“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Zimmer’s and LVB’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors; the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries. For a further list and description of such risks and uncertainties, see Zimmer’s, LVB’s and Biomet’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com, www.biomet.com or on request from Zimmer or Biomet, as applicable. Zimmer, Biomet and LVB disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in the companies’ respective periodic reports. Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional Information and Where to Find It

Zimmer filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB that also constitutes a prospectus of Zimmer. INVESTORS AND SECURITYHOLDERS OF LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS AND OTHER FILINGS MADE WITH THE SEC IN CONNECTION WITH THE MERGER CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The registration statement and consent solicitation statement/prospectus and other documents filed by Zimmer with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com. You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room. Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.